Exhibit 99.3

March 31, 2017

The Board of Directors

UTStarcom Holdings Corp.

Level 6, 28 Hennessy Road

Admiralty, Hong Kong

Dear Members of the Board of Directors,

We, Shah Capital Opportunity Fund LP, Himanshu H. Shah (together with Shah Capital Opportunity Fund LP, the “Shah Parties”), Hong Liang Lu and his affiliates (the “Lu Parties”) and Tenling Ti (“Mr. Ti”, collectively with the Shah Parties and the Lu Parties, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares (the “Shares” and each individually, a “Share”) of UTStarcom Holdings Corp. (the “Company”) that are not already owned by the Consortium Members in a “going private” transaction on the principal terms and conditions described in this Proposal (the “Transaction”).

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 15% to the closing price of the Company’s Shares of $1.87 on March 30, 2017 and a premium of 19%, 19% and 11% to the volume weighted average closing price of the Company’s Shares during the last both 30, 50 and 200 trading days respectively.

Set forth below are the key terms of our Proposal. We are confident that the Transaction can be closed on the basis outlined in this Proposal.

I. Consortium

The Consortium Members have entered into an agreement, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction and have agreed to work with each other exclusively in pursuing the Transaction. Please note that the Consortium Members are interested only in pursuing the Transaction and are not interested in selling their Shares in any other transaction involving the Company.

II. Purchase Price

We propose to offer, in exchange for each of the Company’s Shares acquired in the Transaction, US$2.15 in cash.

III. Financing

It is anticipated that the funding for the purchase of all the outstanding Ordinary Shares that are not already owned by the Consortium Members will be provided by equity capital. Equity capital will be provided (i) by the Shah Parties and Mr. Ti in the form of cash and rollover equity in the Company; and (ii) by Lu Parties in the form of rollover equity. To the extent necessary, we may take a bridge loan to cover short term financing needs of the Transaction. We are confident in timely securing adequate financing to consummate the Transaction.

IV. Definitive Documentation

We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”), including a merger agreement, as well as other customary agreements for a transaction of this nature. The Proposal is subject to execution of the Definitive Agreements, each containing terms and conditions typical, customary and appropriate for transactions of this type.

V. Confidentiality

The Consortium Members will, as required by law, promptly file an amendment to the Schedule 13D with the Securities and Exchange Commission to disclose this Proposal. However, we are sure that you will agree that it is in all of our interests to ensure that we proceed in a confidential manner unless otherwise required by law or until we have executed the Definitive Agreements.

VI. Advisor

The Consortium Members have retained DeHeng Law Offices as legal counsel.

VII. Process

We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it.

VIII. No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This Proposal is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of the Definitive Agreements, and then will be on the terms provided therein.

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In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Shah Capital Opportunity Fund LP
By: Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah

Hong Liang Lu

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

Lu Family Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

The Lu Family Limited Partnership
By: Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

Tenling Ti

By:	/s/ Tenling Ti
	Name:	Tenling Ti

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